UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2015

NATIONAL PENN BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-22537-01	23-2215075
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

645 Hamilton Street, Suite 1100, Allentown, PA	18101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 822-3321

N/A

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On August 17, 2015, National Penn Bancshares, Inc., a Pennsylvania corporation (“National Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BB&T Corporation, a North Carolina corporation (“BB&T”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, National Penn will merge with and into BB&T (the “Merger”), with BB&T as the surviving corporation in the Merger. Immediately following the Merger, National Penn’s wholly owned bank subsidiary, National Penn Bank, will merge with and into BB&T’s wholly owned bank subsidiary, Branch Banking and Trust Company (the “Bank Merger”), with Branch Banking and Trust Company as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of National Penn and BB&T.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), National Penn shareholders will have the right to receive for each share of National Penn common stock, without par value, at their election (subject to proration in the event cash or stock is oversubscribed) either (i) $13.00 in cash or (ii) 0.3206 of a share (the “Exchange Ratio”) of BB&T common stock, par value $5.00 per share (the “Merger Consideration”). At the closing of the Merger, 30% of the outstanding shares of National Penn common stock (including the National Penn restricted stock, restricted stock units and deferred stock units that have the same election rights as common stock), will be converted into the right to receive the cash consideration, with the remaining 70% converted into the right to receive the stock consideration.

At the Effective Time, each option granted by National Penn to purchase shares of National Penn common stock will fully vest and be converted into an option to purchase BB&T common stock, with the number of shares and exercise price adjusted based on the Exchange Ratio. At the Effective Time, each National Penn restricted stock award, restricted stock unit award and deferred stock unit award (other than any such award that is subject to a deferral election) will fully vest and be converted into the right to receive the Merger Consideration, with the same election right as shares of National Penn common stock.

The Merger Agreement also provides, among other things, that BB&T will invite National Penn’s directors to serve as paid members of a regional advisory board of Branch Banking and Trust Company for three years. Additionally, the Merger Agreement provides that, on the Closing Date, BB&T will create a charitable foundation, or support an existing charitable foundation acceptable to National Penn, in Pennsylvania that is dedicated to providing ongoing economic development support to the Lehigh Valley, Pennsylvania and Berks County, Pennsylvania communities, and BB&T or National Penn will contribute to the foundation an amount in cash equal to $5,000,000. BB&T has committed to using reasonable best efforts to support a continued meaningful employee presence in Lehigh Valley and Berks County.

The Merger Agreement contains customary representations and warranties from both National Penn and BB&T, and each party has agreed to customary covenants, including, among others, covenants related to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and, in the case of National Penn, its obligation, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including, (1) the adoption of the Merger Agreement by National Penn’s shareholders, (2) the authorization for listing on the New York Stock Exchange of the shares of BB&T common stock to be issued in the Merger, (3) the effectiveness of the registration statement on Form S-4 for the BB&T common stock to be issued in the Merger, (4) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the Bank Merger or making the consummation of the Merger or the Bank Merger illegal and (5) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the North Carolina Office of the Commissioner of Banks and the Pennsylvania Department of Banking. Each party’s obligation to complete the Merger is also subject to the following additional customary conditions: (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides each party with certain termination rights and further provides that a termination fee of $64,500,000 will be payable by National Penn to BB&T upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding National Penn, BB&T, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding National Penn, BB&T, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of National Penn and a prospectus of BB&T, as well as in the Forms 10-K, Forms 10-Q and other filings that each of National Penn and BB&T make with the Securities and Exchange Commission (“SEC”).

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving National Penn’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in National Penn’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the National Penn business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and National Penn, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About BB&T” and then under the heading “Investor Relations” and then under “BB&T Corporation’s SEC Filings” or from National Penn at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.

National Penn and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn in connection with the proposed merger. Information about the directors and executive officers of National Penn and their ownership of National Penn common stock is set forth in the proxy statement for National Penn’s 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 17, 2015, by and between BB&T Corporation and National Penn Bancshares, Inc.*

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PENN BANCSHARES, INC.

Date: August 20, 2015	By:	/s/ Scott V. Fainor
	Name:	Scott V. Fainor
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 17, 2015, by and between BB&T Corporation and National Penn Bancshares, Inc.*

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

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